SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(AMENDMENT NO. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)

OXFORD MEDIA, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

691590103
(CUSIP Number)

MARCH 30, 2007
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 5 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Palisades Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,847,875
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 4,847,875
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,847,875
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% (1)
12.	TYPE OF REPORTING PERSON: OO

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PEF Advisors, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,847,875
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 4,847,875
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,847,875
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% (1)
12.	TYPE OF REPORTING PERSON: CO

(1)	Based on 74,610,164 issued and outstanding shares of Common Stock as of February 28, 2007, as reported to Palisades by the Chief Executive Officer of the Issuer.

Item 1(a).	Name of Issuer.
Oxford Media, Inc., a Nevada corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.
One Technology Drive, Building H Irvine, California 92618

Item 2(a).	Names of Person Filing.
Palisades Master Fund, L.P. (“Palisades”) PEF Advisors, Ltd. (“PEF”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.
As to Palisades and PEF: Harbour House, 2nd floor, Waterfront Drive PO Box 972, Road Town, Tortola British Virgin Islands

Item 2(c).	Citizenship.
As to Palisades and PEF: British Virgin Islands

Item 2(d).	Title of Class of Securities.
common stock, par value $.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number.
691590103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

Item 4 is hereby amended and supplemented to include:

During March 2007, Palisades sold an aggregate of 1,442,500 shares of Common Stock in various open market transactions.

PEF serves as general partner and principal investment manager to Palisades, and as such has been granted investment discretion over Palisades’ investments, including the investment in the Common Stock. As a result of its role as general partner and investment manager to Palisades, PEF may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), of such Common Stock held by Palisades. However, PEF does not have the right to receive dividends from, or the proceeds from the sale of, such Common Stock held by Palisades and disclaims any beneficial ownership of such shares of such Common Stock.

Accordingly, for the purpose of this Statement:
(i)
Palisades is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 4,847,875 shares of Common Stock beneficially owned by it;

(ii)	PEF is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 4,847,875 shares of Common Stock beneficially owned by it.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2007

PALISADES MASTER FUND, L.P. By: Discovery Management Ltd., its authorized signatory By: /s/ David Sims Name: David Sims Title: Authorized Signatory

PEF ADVISORS, LTD. By: /s/ Paul T. Mannion, Jr. Name: Paul T. Mannion, Jr. Title: Authorized Signatory